UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 27a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2023

Commission File Number: 001-38376

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Central Puerto S.A.
(Exact name of registrant as specified in its charter)

 ___________________

Port Central S.A.

(Translation of registrant’s name into English)

 ___________________

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

 ___________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

CENTRAL PUERTO S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: May 5, 2023	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact

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BUENOS AIRES, May 2, 2023

COMISIÓN NACIONAL DE VALORES (“CNV”)

Deputy Management of Issuing Companies

25 de Mayo 175

City of Buenos Aires

To Issuance Companies

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)

Sarmiento 299

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO (“MAE”)

San Martin 344

City of Buenos Aires

Notice: CPSA-GG-N-0157/23-AL Subject: Roll - Shareholders’ Meeting dated April 28, 2023

Dear Mr./Mrs.,

It is a pleasure to contact you in my capacity as Head of Market Relations of Central Puerto S.A. (the “Company”) so as to attach the roll of the Company’s authorities:

1) Members of the Board of Directors:

Name	Position	Appointment date	Term of office expiration	Capacity
Miguel Dodero	Director	4/28/2023	12/31/2025	Non-independent
José Luis Morea	Director	4/28/2023	12/31/2025	Independent
Tomás José White	Director	4/28/2023	12/31/2025	Independent
Marcelo Atilio Suva	Director	4/28/2023	12/31/2024	Non-independent
Jorge Eduardo Villegas	Director	4/28/2023	12/31/2024	Independent
Martina Blanco	Director	4/28/2023	12/31/2024	Non-independent
Diego Gustavo Petracchi	Director	4/28/2023	12/31/2023	Non-independent
Martin Lhez	Director	4/28/2023	12/31/2023	Independent
Guillermo Rafael Pons	Director	4/28/2023	12/31/2023	Independent
José Manuel Ortíz	Deputy Director	4/28/2023	12/31/2025	Independent
Adrián Gustavo Salvatore	Deputy Director	4/28/2023	12/31/2025	Non-independent
Martin Orozco	Deputy Director	4/28/2023	12/31/2025	Independent
Martin Elizalde	Deputy Director	4/28/2023	12/31/2024	Non-independent
José Manuel Pazos	Deputy Director	4/28/2023	12/31/2024	Non-independent
Alejo Villegas	Deputy Director	4/28/2023	12/31/2024	Independent
Ramon Nazareno Ulloa	Deputy Director	4/28/2023	12/31/2023	Independent
Rubén Omar López	Deputy Director	4/28/2023	12/31/2023	Non-independent
Gabriel Enrique Ranucci	Deputy Director	4/28/2023	12/31/2023	Independent

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

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2) Members of the Statutory Audit Committee:

Name	Position	Appointment date	Term of office expiration	Capacity
Carlos Adolfo Halladjian	Statutory Auditor	4/28/2023	12/31/2023	Independent
Eduardo Antonio Erosa	Statutory Auditor	4/28/2023	12/31/2023	Independent
Juan Antonio Nicholson	Statutory Auditor	4/28/2023	12/31/2023	Independent
Cristina De Giorgio	Deputy Statutory Auditor	4/28/2023	12/31/2023	Independent
Carlos Adolfo Zlotnizky	Deputy Statutory Auditor	4/28/2023	12/31/2023	Independent
Lucas Nicholson	Deputy Statutory Auditor	4/28/2023	12/31/2023	Independent

3) External Auditors:

PABLO GABRIEL DECUNDO (C.P.C.E.C.A.B.A. Volume 286, Page 106): Certifying Accountant.

HERNÁN CROCCI (C.P.C.E.C.A.B.A. Volume 410, Page 166): Deputy Certifying Accountant.

Estudio Pistrelli, Henry Martin & Asociados S.R.L.

Yours sincerely,

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

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